Filed by  TrustCo  Bank  Corp NY  Pursuant  to Rule 425
                    under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934 Subject
                    Companie:   Cohoes   Bancorp,   Inc.(Commission   File   No.
                    000-25027)

August 8, 2000


                      COMPARE THE OFFERS FOR COHOES BANCORP

     TrustCo's offer $127 MILLION            Hudson's offer $89 MILLION

               WHO REALLY BENEFITS FROM THE COHOES/HUDSON MERGER?

     o   The CEO of Cohoes receives restricted stock.  Estimated value $853,000.

     o The CEO of Hudson River is entitled to $3,000,000 if not elected co-CEO or CEO of the new company beginning three years after the merger.

     o Directors who are not elected to the new board may receive up to $189,000 each over the next six years.

     o Directors of Cohoes receive restricted stock. Estimated value $107,000 per director.

         IT'S NOT TOO LATE. Even if you have voted for the acquisition of Cohoes by Hudson River you can change your vote. Please sign the enclosed Proxy card, vote AGAINST the merger, and return it in the enclosed envelope today.

            REMEMBER - ITS YOUR BANK, YOUR MONEY, AND YOUR DECISION.

TrustCo Bank Corp NY intends to file Tender Offer Statements with the United States Securities and Exchange Commission because its offers to acquire Cohoes Bancorp, Inc. and Hudson River Bancorp, Inc. have been rejected. We urge investors to carefully read these documents at the time they are filed because they will contain important information regarding the proposed acquisitions. These documents will be available for free to any investor at the United States Securities and Exchange Commission's web site (www.sec.gov). Shareholders of TrustCo, Cohoes and Hudson River may obtain a free copy of these documents upon written request to TrustCo Bank Corp NY, 320 State Street, Schenectady, NY 12305, Attention: Secretary.

The above estimates were based on a closing price for HRBT of $11.875 as of 6/30/00. The above information was extracted from Form S-4/A Registration Statement Hudson River Bancorp, Inc. filed 6/30/00, and TrustCo Bank Corp NY Definitive Proxy filed 7/31/00.